UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*

                                  Nutek, Inc.

                               (Name of Issuer)

                        Common Stock, $0.001 par value

                        (Title of Class of Securities)

                                  670589 10 0

                                (CUSIP Number)



                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 7, 2003

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box. [ ]

                              CUSIP No. 670589100


1. Names of Reporting Persons.

      James Stock

   I.R.S. Identification Nos. of above persons (entities only).

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)      [  ]
   (b)      [  ]

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3. SEC Use Only

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4. Source of Funds (See Instructions).  SC    1,000,000 shares
                                        PF    3,764,000 shares
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items  2(d)
or 2(e)   [  ]

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6. Citizenship: United States of America

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Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power              4,764,000 shares

8.   Shared Voting Power                -0-

9.   Sole Dispositive Power         4,764,000 shares

10.  Shared Dispositive Power           -0-

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

   4,764,000 shares    (92,499,834 total issued & outstanding)

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12.  Check  if  the  Aggregate  Amount  in  Row (11) Excludes Certain
	Shares (See Instructions)    [  ]

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13.  Percent of Class Represented by Amount in Row (11)	5.05%

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14.  Type of Reporting Person (See Instructions)	IN

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Item 1. Security and Issuer.

This statement relates to Common Stock, $0.001 par value (the "Common Stock"). The name and address of the principal executive offices of the issuer of such securities is Nutek, Inc., 6330 McLeod Dr., Suite #1, Las Vegas, NV 89120.


Item 2. Identity and Background.


(a)	James Stock  (the "reporting person")

(b)	P.O. Box 90921, Henderson, NV 89009

(c)	Investor Relations, Stock Enterprises, Inc., P.O. Box 90921,  Henderson,
   	NV 89009.

(d)	N/A

(e)	N/A

(f)	United States of America


Item 3. Source and Amount of Funds or Other Consideration.

   1,000,000 shares of restricted stock related to 24 months of services for the Company. The remaining 3,764,000 shares were purchased through the use of personal funds.


Item 4. Purpose of Transaction.

The purpose of the recent acquisition of securities of the issuer was for investment purposes.


        (a)    N/A

        (b)    N/A

        (c)    N/A

        (d)    N/A

        (e)    N/A

        (f)    N/A

        (g)    N/A

        (h)    N/A

        (i)    N/A

        (j)    N/A

Item 5. Interest in Securities of the Issuer.

(a) The reporting person owns 4,764,000 shares of the Common Stock, which the reporting person believes represents approximately 5% of the outstanding Common Stock. The foregoing percentage is based upon information provided by the issuer's most recently filed 10-QSB, filed on August 12, 2003.

(b) The reporting person has sole power to vote or to direct the vote of 4,764,000 shares of Common Stock, sole power to dispose or to direct the disposition of 4,764,000 shares of Common Stock. The reporting person does not have shared power.

(c)  N/A

(d)  N/A

(e)  N/A


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     N/A


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 7, 2003


				/s/ James Stock
				----------------
				James Stock



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)